TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Announces 2014 Operational Outlook
Company-Wide Production Increasing by up to 25%

Toronto: February 6, 2014: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) announcesoperational and capital investment estimates for 2014that include significant production growth from the Young-Davidson mine as the operation enters its first full year of a three-year underground ramp-up to targeted production levels. All amounts are in U.S. dollars unless otherwise indicated. The Company will host a conference call and webcast on February7, 2014 at 8:30 am ET.

2014 Operational Estimates

In 2014, company-wide productionis expected to be in the range of 210,000 to 240,000 gold ounces, an increase of up to 25%. Production growth is primarilydriven byquarter over quarter production increases from the cornerstone Young-Davidson mine. Company-wide cash costs are expected to be between $675 and $775per ounce while all-in sustaining costs are expected to be between $1,100and $1,200 per ounce. Capital investment requirements of $125 to $135 million have declined by up to 40% over the previous yearreflecting the completion of construction activities at the Young-Davidson mine. It is anticipated that annual capital investment requirements as well as all-in sustaining costs per ounce will continue to further decline over the coming years.

Disciplined Quarterly Production Growth Profile(1)

“Company-wide gold production is expected to significantly increase due tothe steadily increasing production profile from our cornerstone Young-Davidson mine. In the first quarter,gold production from both assets is expected to increase over the prior quarter, which will represent the seventh consecutive quarter of company-wide gold production growth. This operational momentum is expected to continue throughout the year positioning the Company to deliver reliable, consistent and sustainable production growth,” stated Scott Perry. He continued, “The Company is uniquely positioned with a low-cost asset base located in top jurisdictions that provide significant organic growth and a management team that is focused on quality production and a capital allocation strategy that positions the Company for long term value creation.”

TSX: AUQ / NYSE: AUQ

2014 Operational Estimates

2014 Operational Estimates[1]
Gold Production (ounces)
Young-Davidson	140,000 – 160,000
El Chanate	70,000 - 80,000
Total Production	210,000 – 240,000
Cash Costs per Ounce
Young-Davidson
Underground Mine	$650 - $750
Open Pit (incl. stockpile)	$850 - $950
Young-Davidson Total	$700 - $800
El Chanate	$625 - $725
Total Cash Costs per Ounce	$675 - $775
All-in Sustaining Costs
Young-Davidson	$1,100 - $1,200
El Chanate	$1,000 - $1,100
Total All-in Sustaining Costs per Ounce[2,3]	$1,100 - $1,200
Capital Investment Program (US$000’s)
Young-Davidson
Non-Recurring Capital
Lower Mine Vertical Development
MCM Shaft Deepening	$15,000
Lower Mine Ramp Advance	$10,000
Fixed Assets
Underground Mobile Equipment	$10,000
Underground Ventilation Infrastructure	$5,000
Surface Capital Projects	$10,000
Sustaining Capital
Underground Development – Production Ramp-up	$55,000 - $60,000
Total Capital Investment – Young Davidson	$105,000 - $110,000
El Chanate
Capitalized Stripping	$17,500 - $22,500
Surface Capital Projects	$2,500
Total Capital Investment – El Chanate	$20,000 - $25,000
Total Capital Investment	$125,000 - $135,000
Exploration (US$000’s)
Company-Wide Exploration	$10,000
General and Administrative (US$000’s)[4]
Corporate G&A	$20,000

1.	The following currency assumptions were used to forecast 2014 estimates: 0.95:1 US dollar to the Canadian dollar and 13.0:1 Mexican pesos to the US dollar
2.	All-in sustaining costs are defined as cash costs, sustaining capital, corporate general and administrative expense and sustaining exploration.
3.	Sustaining capital is defined as capital expenditures required to maintain current levels of production.
4.	Does not include share-based compensation or corporate restructuring costs.

TSX: AUQ / NYSE: AUQ

Young-Davidson

•

Production is expected to increase by up to 32% to between 140,000 and 160,000 ounces. Productivity from the underground mine for the first quarter of 2014 is expected to average approximately 2,500 tpdand is expected to grow steadily throughout the year as the underground mine ramps-up to a targeted year-end exit rate of 4,000 tpd. The Company anticipates achieving an ultimate sustainable productivity rate of 8,000 tpd by the end of 2016.

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In November and December 2013, underground unit mining costs averaged $39 per tonne.In the first quarter of 2014, unit mining costs are expected to average approximately $45 per tonne,reflecting the inclusion of paste fill operations following the commissioning of the paste backfill plant in early January. The unit mining costs are then expected to decrease throughout the year, corresponding with planned quarter-over-quarter increases in underground productivity.

•

Underground cash costs are expected to average between $650 and $750 per ounce for the year in-line with targeted levelsand underpinned by the efficiencies realized through the shaft hoisting system. Further cost efficiencies are expected to be realized as productivity increases over the next three years.

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Site-wide cash costs, which include higher cost open pit ore, are expected to average between $700 and $800 per ounce. Open pit mining operations are scheduled to cease in mid-year as the open pit mine reaches theend of its scheduled mine life.

•	All-in sustaining costs are expected to averagebetween $1,100 and $1,200 per ounce and are anticipated to continue decreasingas production ramps-up to targeted levels.

•

In the Upper mine, which primarily representsthe next 8 years of mine life, 75% of the 2014 mine plan is already laterally accessed and 100% is vertically accessed. Beginning in 2014, the Company will commence vertical development of the Lower Mine, which isthe portion of the ore body below the 9590 levelthat will provide access to the entire orebody and secure production over the 20 yearstrategic mine life.In 2014,vertical developmentactivities will primarilybe focused on advancing decline development into the lower mine and sinking the MCM services shaft to final depth.

El Chanate

•	Production is expected to be between 70,000 and 80,000 ounces, consistent with previous year’sproduction levels as the mine continues to consistently operate at targeted levels.

•	Cash costs are expected to be between $625 and $725 per ounce. All-in sustaining costs are expected to be between $1,000 and $1,100 per ounce.

•

Following a successful drilling program in 2013, the Company will focus on follow-up drilling inthe three key areas of mineralization that were identified outside the open pitas well asthe El Chanate Deeps area located under the current open pit floor. The Company will also beginfieldwork to identify new potential targets on the Company’sexpanded land package located northwest and southeast of the mine site, which provides access to an additional 20 kilometres along the prospective El Chanate Trend.

Cost Containment Initiatives

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Due to the current gold price environment, management undertook a thorough review of the Company's cost structure in order to streamline the business and best position the Company for long-term success. In the fourth quarter of 2013, numerous contracts were renegotiated on more favourable terms and more than 50 positions were eliminated at the El Chanate mine site.

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During the first quarter of 2014, the Company reduced its corporate head office personnel by 30%. The Board of Directors also reduced the size of the board from nine to eight, rather than fill an existing vacancy. These initiatives are intended to preserve the long-term health and success of the Company.

TSX: AUQ / NYSE: AUQ

Upcoming News Flow

The Company expects to issue the following updates during the first half of 2014:

•	2013 Reserves and Resources (first week of March)

•	Fourth Quarter and Annual financial results (March 3)

•	Q1 2014 Production Preview (mid-April)

•	Company-Wide Exploration Update (late-April)

•	Q1 2014 Financial Results (May 8)

•	Annual General Meeting (May 9)

Conference Call and Webcast

The Company will host a conference call and webcast on Friday, February7, 2014 beginning at 8:30 a.m. ET.

Conference Call Access:
Please ask the operator to connect you to the AuRico Gold conference call.

•	International & Toronto:	1-647-427-7450
•	Canada & U.S. Toll Free:	1-888-231-8191

Conference Call Live Webcast:
The conference call will be broadcast live on the internet via webcast.

To access the webcast, please follow the link below:
http://www.newswire.ca/en/webcast/detail/1299905/1434237

Archive Call Access:
If you are unable to attend the conference call, a replay will be available until midnight, February 14, 2014 by dialing the appropriate number below:

• Local Toronto Participants:	1-416-849-0833	Passcode: #62848125
• North America Toll Free:	1-855-859-2056	Passcode: #62848125

Archive Webcast:
The webcast will be archived for 90 days by following the link provided below:
http://www.newswire.ca/en/webcast/detail/1299905/1434237

About AuRico Gold
 AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry	Anne Day
President and Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

TSX: AUQ / NYSE: AUQ

Cautionary Statement

This press release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate","will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management’s expectations or estimates of future performance. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, including: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves and the possible recalculation or reduction of reserves and resources; the risk that the Young-Davidson shaft will not perform as planned; the risk that mining operations do not meet expectations; the risk that projects will not be developed according to budgets or timelines, changes in laws in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits or approvals for operations or projects such as Kemess; disputes over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal or Ejido title claims; compliance risks with respect to current and future environmental regulations; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company’s share price; continuation of the dividend and dividend reinvestment plan; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from derivative instruments or the absence of hedging; adequacy of internal control over financial reporting; changes in credit rating; and the impact of inflation. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and ability to do so on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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